UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

XEROX HOLDINGS CORPORATION

XEROX CORPORATION

(Exact name of registrant as specified in its charter)

New York	001-39013	83-3933743
New York	001-04471	16-0468020
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P. O. Box 4505

201 Merritt 7

Norwalk, Connecticut

06851-1056

Registrant’s telephone number, including area code: (203) 849-5216

Not Applicable

(Former name or former address, if changed since last report)

☐	Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024, to December 31, 2024.

Section 1 – Conflicts Minerals Disclosure

Items 1.01 and 1.02 Conflicts Minerals Disclosure and Report, Exhibit

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on the Xerox website under Supplier Governance - Conflict Minerals at www.xerox.com/en-us/about/supplier-relations/governance as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

For more than 100 years, Xerox Corporation (Xerox) has continually redefined the workplace experience. Harnessing our leadership position in office and production print technology, we are a services-led, software-enabled organization that sustainably powers the hybrid workplace of today and tomorrow. Our comprehensive suite of services and solutions, including advanced AI-driven technologies, helps businesses navigate digital transformation, optimize workflows and achieve optimal excellence. Today, Xerox is continuing its legacy of innovation to deliver client-centric and digitally-driven technology solutions and meet the needs of today’s global, distributed workforce. Whether in an office, a classroom, or a hospital, we empower our clients to thrive in an ever-changing business landscape.

Section 2 - Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 as required by Items 1.01 and 1.02 of this Form.

Forward Looking Statements

This Specialized Disclosure Report on Form SD and any exhibits to this Report may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 that involve certain risks and uncertainties. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “would”, “could”, “can”, “should”, “targeting”, “projecting”, “driving,” “future”, “plan”, “predict”, “may” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future These forward-looking statements speak only as of the date of this Report or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Factors that might cause such differences include, but are not limited to, those discussed in the Company’s Securities and Exchange Commission filings, including the Company’s reports on Forms 10-K and 10-Q. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Report to be signed on their behalf by the undersigned duly authorized.

Date: June 2, 2025

XEROX HOLDINGS CORPORATION

By:	/s/ Flor Colon
Flor Colon
Secretary

XEROX CORPORATION

By:	/s/ Flor Colon
Flor Colon
Secretary

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